SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)1

Rocky Mountain Chocolate Factory, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

774678403

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_______________________________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 774678403

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		570,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

570,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

570,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 774678403

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 570,000 Shares directly owned by Mr. Radoff is approximately $4,273,677, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Person is encouraged by the Issuer’s Board refreshment and the quality and diversity of the four new directors, Gabriel Arreaga, Elisabeth B. Charles, Mark Riegel and Sandra Elizabeth Taylor (the “New Directors”). However, the Reporting Person strongly believes, and has communicated to the Board on multiple occasions, that one of the New Directors should be selected as the Chairperson of the newly refreshed Board, and that Jeffrey Geygan is conflicted and unqualified to serve as Chairman. The Reporting Person intends to continue to advocate for a new Chairperson and for a successful search for a new highly-qualified Chief Executive Officer to replace Bryan Merryman. The Reporting Person intends to take any necessary action he deems advisable if the new Board fails to act in the best interests of stockholders and make progress executing on the Issuer’s strategic transformation.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by Mr. Radoff is based upon 6,127,581 Shares outstanding as of October 10, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 15, 2021.

Mr. Radoff

(a)	As of the close of business on December 1, 2021, Mr. Radoff directly beneficially owned 570,000 Shares.

Percentage: Approximately 9.3%

(b)	1. Sole power to vote or direct vote: 570,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 570,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff since the filing of the Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

CUSIP No. 774678403

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2021

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP No. 774678403

SCHEDULE A

Transaction in the Shares Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	3,021	8.9832	11/02/2021
Purchase of Common Stock	6,246	8.9953	11/03/2021
Purchase of Common Stock	2,201	8.9551	11/04/2021
Purchase of Common Stock	6,572	8.9785	11/05/2021
Purchase of Common Stock	4,876	8.9715	11/08/2021
Purchase of Common Stock	1,105	9.1449	11/12/2021
Purchase of Common Stock	199	9.3000	11/19/2021
Purchase of Common Stock	801	9.3475	11/22/2021
Purchase of Common Stock	4,010	9.0490	11/23/2021
Purchase of Common Stock	1,000	9.0000	11/24/2021
Purchase of Common Stock	5,000	8.6332	11/29/2021
Purchase of Common Stock	33,700	8.4744	11/30/2021
Purchase of Common Stock	10,290	8.6371	12/01/2021